UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

On May 7, 2021, the Registrant’s Chief Financial Officer (the “CFO”) Ms. Lihua Shen submitted her resignation as CFO to the Board of Directors (the “Board”). The Board accepted the resignation and appointed Ms. Lifang Lou as the Registrant’s Acting CFO. The engagement was effective on May 10, 2021.

Based on the Employment Agreement (the “Agreement”) that Ms. Lifang Lou signed with the subsidiary of the Registrant on February 20, 2021 as such subsidiary’s Vice Director of Accounting, Ms. Lifang Lou will receive compensation of RMB 264,000 based on her operating and management performance. The Agreement has an initial term commencing on February 20, 2021 and ending on February 19, 2024, and will, subject to the terms in the Agreement, automatically renew for successive one year periods. Ms. Lou will serve as the Registrant’s Acting CFO under the Agreement.

Ms. Lou Lifang has 17 years of experience in accounting and financial management. Before joining the Registrant on February 20, 2021, she served as the Chief Financial Officer of Zhejiang Kuojie Technology Co., Ltd from January 2020 to January 8, 2021. From September 2016 to December 2019, she served as the Chief Financial Officer of Hangzhou Kangce Network Technology Co., Ltd. From January 2012 to September 2016, Ms. Lou served as the financial manager of Zhejiang Holoway Medical Technology Co., Ltd. From January 2007 to October 2011, she served as the financial director of Zhejiang Outlong Industrial Co., Ltd. From June 2004 to December 2006, Ms. Lou served as the financial manager of Hangzhou Water Axe Car Washing Equipment Co., Ltd. Ms. Lou obtained a bachelor degree in accounting from Sichuan University and holds an intermediate accountant professional qualification certificate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: May 11, 2021	By:	/s/ Junfeng Wang
	Name:	Junfeng Wang
	Title:	Chief Executive Officer